

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Mr. James Nathanielsz
Chief Executive Officer
Propanc Health Group Corporation
576 Swan Street
Richmond, VIC, 3121, Australia

> **Re: Propanc Health Group Corporation**
> **Registration Statement on Form S-1**
> **Supplemental letter dated August 23, 2011**
> **File No. 333-175092**

Dear Mr. Nathanielsz:

We have reviewed your correspondence dated August 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Note 8- Stockholders' Equity, page F-18

1. In your response to comment 83, you state that "the last sale of the Company's common stock occurred late October 2010 at $0.16." Please clarify this statement by telling us whether these shares were issued to a related party or a third party. Furthermore, please reconcile this statement with your footnote under "Calculation of registration fee" regarding your proposed maximum offering price per share that it was estimated "on the basis of the last sales price of the Company's common stock." If no share was issued at a price close to $1.50, please provide us a description of events that contributed to the increase in the fair value of your common stock. We do not believe that your filing of the registration statement and the IPO itself would attribute to the significant increase in the fair value of your common stock.

If proposed maximum offering price per share of $1.50 was not based on the last sales price of your common stock, please tell us how you estimated this offering price per share.

With regards to fair valuing the 7,216,365 shares issuable under your June 8, 2011 agreement, please tell us why you believe that the October 2010 sales price is a better indication of fair value of these shares rather than the $1.50 that was estimated on the measurement date. In this respect it is noted that the registration statement was filed on June 23, 2011 with an anticipated IPO price of $1.50. Please disclose in the filing a chronological schedule of events from October 2010 to today that impacted the fair value of your common stock and quantify how much each event impacted the fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kiera Nakada, Staff Accountant, at (202) 551-3659 or Mary Mast, review accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Peter J. Gennuso, Esq.
    Gersten Savage LLP
    600 Lexington Avenue, 10th Floor
    New York, New York 10022